SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

American Building Control, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 7 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No. 9 to his previously filed Schedule 13D.

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          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002, as amended by Amendment No.2 dated March 17, 2003, as amended by Amendment No. 3 dated September 23, 2003, as amended by Amendment No. 4 dated October 1, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of American Building Control, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 7 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, as amended by Amendment No. 2 dated November 7, 2002, as amended by Amendment No. 3 dated November 12, 2002, as amended by Amendment No. 4 dated March 17, 2003, as amended by Amendment No. 5 dated September 23, 2003, as amended by Amendment No. 6 dated October 1, 2003, relating to the Common Stock of the Issuer, and (ii) with respect to George K. Broady, Amendment No. 9 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, as amended by Amendment No. 4 dated November 7, 2002, as amended by Amendment No. 5 dated November 12, 2002, as amended by Amendment No. 6 dated March 17, 2003, as amended by Amendment No. 7 dated September 23, 2003, as amended by Amendment No. 8 dated October 1, 2003, relating to the Common Stock of the Issuer.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:

     On January 14, 2002, Broady and the Issuer entered into a Warrant Agreement and related Warrant Certificate (collectively, the "Warrant Agreement") pursuant to which the Issuer granted to Broady warrants to purchase, at any time prior to January 14, 2005, up to 200,000 shares of the Issuer's Common Stock at an initial exercise price of $1.64 per share, subject to adjustment in certain events. The Warrant Agreement further provides that (i) Broady will have the right, subject to certain restrictions, to demand that the Issuer file up to one registration statement to register the shares of Common Stock acquired by him upon exercise of the warrants for resale and (ii) subject to customary limitations, Broady will have the right to cause the Issuer to include the shares of Common Stock acquired by him upon exercise of the warrants in other registration statements filed by the Issuer.

     On September 22, 2003, VESF and Solico entered into a Stock Purchase Agreement (the "Purchase Agreement"), attached as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase 25% of VESF's Common Stock and 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,806.52 on October 31, 2003 (the "First Tranche"), (ii) Solico agreed to purchase a further 25% of VESF's Common Stock and a further 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,804.41 on December 15, 2003 (the "Second Tranche") and (iii) VESF has the right to sell and Solico has the right to purchase, pursuant to a put/call option, VESF's remaining shares of Common Stock and Preferred Stock on June 30, 2004 for an aggregate purchase price of $4,497,120.50 (the "Option Tranche"). In addition, pursuant to the Purchase Agreement, VESF has granted Solico an irrevocable proxy to vote VESF's shares of Common Stock and Preferred Stock to be purchased by Solico in the Second Tranche for a period of time beginning on the closing of the First Tranche and ending on the closing of the Second Tranche. Solico's obligation to purchase each of the First Tranche, the Second Tranche and the Option Tranche is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) the Issuer's Board of Directors (the "Board") shall have permanently and irrevocably waived the Issuer's right to redeem the Preferred Stock, (ii) on or prior to the closing of the First Tranche, the Board shall have appointed at least one person designated by Solico to the Board, (iii) on or prior to the closing of the Option Tranche, the Board shall have appointed at least one additional person designated by Solico to the Board and (iv) Broady and certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (including the agreements described in the following paragraphs), pursuant to which Solico shall purchase certain of the shares of the Common Stock owned by such persons.

     On September 22, 2003, Broady and Solico entered into a Stock Purchase Agreement (the "Broady Agreement"), attached as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference, whereby (i) Solico agreed to purchase 275,000 shares of the Common Stock owned by Broady for an aggregate purchase price of $400,000 on October 15, 2003 (the "First Closing"), (ii) Solico agreed to purchase an additional 200,000 shares of Broady's Common Stock for an aggregate purchase price of $675,000 on December 15, 2003 (the "Second Closing") and (iii) Solico has an option to purchase an additional 300,000 shares of Broady's Common Stock for a purchase price of $2.75 per share at any time after the Second Closing and on or before June 30, 2004 (the "Option Closing"). In addition, Broady has granted Solico an irrevocable proxy to vote 775,000 shares of Broady's Common Stock from and after the First Closing until July 15, 2004; provided, however, that if the Second Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase Broady's shares at the First Closing and the Second Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to the Second Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico and (iii) Solico and certain shareholders of the Issuer affiliated with Broady shall have entered into definitive binding agreements pursuant to which Solico shall purchase the Common Stock owned by such persons. Solico has also agreed to escrow 100,000 of Broady's First Closing shares to secure its performance of the Second Closing; if the Second Closing does not occur, such 100,000 shares are to be returned to Broady.

     In addition, Broady has entered into a loan arrangement, at an interest rate of 7% per annum, with Danny Mills of San Antonio, Texas, pursuant to which Broady will immediately receive a $200,000 advance against a Note payable at the First Closing through the delivery to Mills of 125,000 shares of Broady's Common Stock. Broady's obligations under the Note are supported by a pledge agreement on customary terms and conditions, including an irrevocable proxy to Mills to vote such 125,000 shares of Common Stock. The Note is attached as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

     On September 22, 2003, V. Campbell, T. Campbell, L. Kinney and Cantrell Partners (for purposes of this paragraph, such persons are collectively referred to as the "Other Reporting Persons") entered into a Stock Purchase Agreement with Solico (the "Other Reporting Persons Purchase Agreement"), attached as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase 170,194 shares of the Common Stock owned by the Other Reporting Persons for an aggregate purchase price of $340,888 on October 15, 2003 (the "First Other Reporting Persons Closing"), (ii) Solico agreed to purchase an additional 170,194 shares of the Other Reporting Persons' Common Stock (such shares, the "Second Closing Shares") for an aggregate purchase price of $382,936.50 on December 15, 2003 (the "Second Other Reporting Persons Closing") and (iii) Solico has an option to purchase 170,194 additional shares of the Other Reporting Persons' Common Stock (such shares, the "Option Shares") for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Other Reporting Persons Option Closing"). In addition, the Other Reporting Persons have granted Solico an irrevocable proxy to vote the Second Closing Shares and the Option Shares from and after the First Other Reporting Persons Closing until July 15, 2004; provided, however, that if the Second Other Reporting Persons Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase the Other Reporting Persons' shares at the First Other Reporting Persons Closing and the Second Other Reporting Persons Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to such Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico, (iii) Solico and Broady shall have entered into the Broady Purchase Agreement and Solico and certain other shareholders of the Issuer specified in the Other Reporting Persons Purchase Agreement shall have entered into a definitive binding agreement pursuant to which Solico shall purchase the certain of the shares of the Common Stock owned by such persons (the "Additional Shares Agreement") and (iv) all of the conditions precedent to Solico's obligation to purchase the shares of Common Stock pursuant to the Broady Agreement and the Additional Shares Agreement shall have been waived or satisfied.

     On September 30, 2003, VESF and Solico entered into Amendment No. 1 to Stock Purchase Agreement, attached as Exhibit 99.8 to this Schedule 13D and incorporated herein by reference, pursuant to which the "Preferred Stock" condition contained in Section 7.5(a) of the Purchase Agreement and referred to above has been amended in its entirety so that the condition requires only that the Board irrevocably waive the Issuer's right to redeem the Preferred Stock until October 31, 2004.

     In addition, VESF and Solico are in the process of entering into a second amendment to the Purchase Agreement, the form of which is attached as Exhibit 99.9 to this Schedule 13D and incorporated herein by reference, pursuant to which the director resignation and appointment conditions contained in Sections 7.4 and 7.5(b) of the Purchase Agreement will be amended so as to require that (i) one member of the Issuer's Board shall have resigned on or prior to the closing of the Second Tranche (rather than on or prior to the closing of the First Tranche) and (ii) the Board shall have appointed one person designated by Solico to the Board on or prior to the closing of the Second Tranche (rather than on or prior to the closing of the First Tranche). The second amendment also makes clear that Solico's designee to the Board pursuant to Section 7.5(b) of the Purchase Agreement shall be separate from and in addition to any person designated to the Board by Solico under the terms and conditions of the Broady Agreement, the Other Reporting Persons Purchase Agreement and any other stock purchase agreement entered into by Solico as of the effective date of the Purchase Agreement relating to the purchase of the Issuer's Common Stock.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

Exhibit 99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

Exhibit 99.3     Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

Exhibit 99.4     Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (previously filed).

Exhibit 99.5     Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (previously filed).

Exhibit 99.6     Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (previously filed).

Exhibit 99.7     Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (previously filed).

Exhibit 99.8     Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 30, 2003 (previously filed).

Exhibit 99.9     Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated October 2, 2003 (filed herewith).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 3, 2003

/s/ Thomas W. Briggs
Thomas W. Briggs,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.
GEORGE K. BROADY
VANCE CAMPBELL
THOMAS C. CAMPBELL
LYNN B. KINNEY
CANTRELL PARTNERS, LTD. PARTNERSHIP

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EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

99.2.      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

99.3      Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

99.4      Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (previously filed).

99.5      Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (previously filed).

99.6      Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (previously filed).

99.7      Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (previously filed).

99.8      Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 30, 2003 (previously filed).

99.9     Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated October 2, 2003 (filed herewith).